[GRAPHIC-LETTERHEAD]
SIRCO                                           24 RICHMOND HILL AVENUE
INTERNATIONAL CORP.                             STAMFORD, CT 06901-3601
                                                TEL: 203-359-4100
                                                FAX: 203-359-4115



                                                                    May 23, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                  Re: Application for Withdrawal of Sirco International Corp. Registration Statement on Form S-3
                         (SEC File No. 333-00481)

Dear Sir or Madam:

         The undersigned Registrant, Sirco International Corp. (the "Company"), pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, hereby requests that the Commission consent to the withdrawal of its Registration Statement on Form S-3 (SEC File No. 333-00481), relating to 100,000 shares of Common Stock, $.10 par value (the "Shares"), of the Company.

         The  Registration   Statement  was  filed  on  January  26,  1996.  The
Registration Statement has not become effective and none of the Shares proposed to be registered thereunder have been sold pursuant thereto.

         All of the Shares were to be offered for the account of Joel Dupre, a director, Chairman of the Board and Chief Executive Officer of the Company (the "Selling Shareholder"). The Selling Shareholder has decided that current market conditions make it inadvisable for him to proceed with the offer and sale of the Shares. Accordingly, the Registrant believes that withdrawal of the Registration Statement would be consistent with the provisions of Rule 477.

         This request has been signed by a duly authorized officer of the Registrant pursuant to the powers conferred upon him by Rule 478 of the Rules and Regulations under the Securities Act of 1933.

                                                 SIRCO INTERNATIONAL CORP.


                                                 By:     /s/Paul Riss
                                                         ------------
                                                         Paul Riss
                                                         Chief Financial Officer

cc:   Eric M. Hellige, Esq.